FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2003.

Total number of pages: 8.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[Changes in Directors and Nomura Group’s Business Execution Structure]	4

2.	[Nomura to Adopt Committee System]	6

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 28, 2003	By:	/s/ Masanori Itatani
Masanori Itatani Director

3

Tokyo, 28 February 2003

Changes in Directors and Nomura Group’s Business Execution Structure

Tokyo – Today, Nomura Holdings, Inc. (“NHI”) announced the changes in Directors of NHI and appointments of Nomura Group’s business execution structure as follows.

Changes in Directors

New Director (effective from April 1, 2003)

Chairman	Junichi Ujiie
(currently President & CEO of NHI)

President and CEO	Nobuyuki Koga
(currently Executive Vice President of NHI)

Executive Vice President	Hiroshi Toda
(currently Director of NHI)

Executive Vice President	Kazutoshi Inano
(currently Director of NHI)
*All of them with the right of representation

Retiring Director (effective from March 31, 2003)
Director	Hitoshi Tada

Changes in Nomura Group’s Business Execution Structure (effective from April 1, 2003)

Chief Executive Officer	Nobuyuki Koga
(currently COO)

Chief Operating Officer	Hiroshi Toda
(currently in charge of Global Wholesale)

Co-Chief Operating Officer and	Kazutoshi Inano
Asset Management	(currently in charge of Asset Management)

Global Wholesale	Takumi Shibata
(currently Managing Director of Nomura Securities Co., Ltd)

Ends

For further information please contact:

Name	Company	Telephone
Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 28 February 2003

Nomura to Adopt Committee System

At the Board of Directors’ Meeting held today, Nomura Holdings, Inc. (“NHI”) determined to adopt the “Committee System” under the revised Commercial Code effective on April 1, 2003. At the same time, NHI’s domestic subsidiaries (14 domestic companies of the Nomura Group) will also adopt the Committee System.

NHI will consider details such as organization changes and personnel issues and adopt the Committee System following amendments to the Articles of Incorporation at the General Meeting of Shareholders to be held in June 2003.

The reasons for adopting the system and details of the companies covered by this change may be found on the following pages.

(Note)

In Japan, the revised Commercial Code will provide a company with a choice between two alternative corporate governance systems from April 1, 2003. One option (only available at present) is to have a board of statutory auditors. The other option (newly available in April 2003) is the Committee System under which a company will establish a nomination committee, a compensation committee and an audit committee and introduce executive officers (shikko-yaku).

Reasons for Adopting the Committee System

(1) To Increase Management Transparency

NHI and its domestic and overseas subsidiaries (the “Nomura Group”) adopted a holding company structure on October 1, 2001 and have taken a series of measures to ensure transparency of management practices. The current management structure of NHI comprises eleven directors including two outside directors and four statutory auditors including two outside statutory auditors. They have a number of management supervisory functions. In addition, NHI established an Executive Compensation Committee to discuss compensation for the directors of the Nomura Group. The Committee members are the President and two outside directors. Furthermore, NHI was listed on the New York Stock Exchange in December 2001 with enhanced information disclosure.

The adoption of the Committee System conforms to the management reorganization set out above. Under the new corporate governance structure, NHI will establish three committees: a Nomination Committee, a Compensation Committee and an Audit Committee, each of which will have a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

(2) To Create More Flexible Group Operations

The Nomura Group pursues integrated business operations under a unified strategy that goes beyond the legal entities. Under the Committee System, management oversight functions will be separated from business operation functions and many of the powers to execute business activities will be delegated to executive officers. As a result of the new structure, NHI will be able to make quicker management decisions on a consolidated basis.

In addition, NHI’s directors will serve as outside directors of many of the subsidiaries to ensure strong and effective oversight of the management of the subsidiaries.

(3) To Enhance the Effectiveness of Internal Control Systems

Following the adoption of the Committee System, NHI will establish more effective internal control systems by reorganizing audit functions of the statutory auditors and internal audit functions.

2. Companies Affected by the Change

Nomura Holdings, Inc.

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

The Nomura Fundnet Securities Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura DC Planning Co., Ltd.

Nomura Human Capital Solutions Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd.

Ends

For further information please contact:

Name	Company	Telephone

Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.